UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.   )*

Och-Ziff Capital Management Group LLC
(Name of Issuer)

          Class A Shares
(Title of Class of Securities)

             67551U05
(CUSIP Number)

Andrew Wright
Dubai International Capital LLC
Level 13, The Gate Building
Dubai International Financial Centre
P.O. Box 72888, Dubai, United Arab Emirates
             +9714 362 1888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           November 19, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 11

SCHEDULE 13D

CUSIP NO. 67551U05				Page 2 of 11 Pages
1.	NAME OF REPORTING PERSONS.

I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

DIC SAHIR LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		38,138,571
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		None
	WITH	10	SHARED DISPOSITIVE POWER

38,138,571
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,138,571
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.4%
14.	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

CUSIP NO. 67551U05				Page 3 of 11 Pages
1.	NAME OF REPORTING PERSONS,

I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

DUBAI INTERNATIONAL CAPITAL LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Dubai
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		38,138,571
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		None
	WITH	10	SHARED DISPOSITIVE POWER

38,138,571
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,138,571
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.4%
14.	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

CUSIP NO. 67551U05				Page 4 of 11 Pages
1.	NAME OF REPORTING PERSONS.

I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

DUBAI HOLDING INVESTMENT GROUP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Dubai
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		38,138,571
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		None
	WITH	10	SHARED DISPOSITIVE POWER

38,138,571
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,138,571
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.4%
14.	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

CUSIP NO. 67551U05				Page 5 of 11 Pages
1.	NAME OF REPORTING PERSONS

I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

DUBAI HOLDING LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Dubai
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		38,138,571
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		None
	WITH	10	SHARED DISPOSITIVE POWER

38,138,571
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,138,571
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.4%
14.	TYPE OF REPORTING PERSON

HC

SCHEDULE 13D

CUSIP NO. 67551U05				Page 6 of 11 Pages
1.	NAME OF REPORTING PERSONS.

I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

MOHAMMAD ABDULLAH ALI AL GERGAWI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Arab Emirates
		7	SOLE VOTING POWER

None
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		38,138,571
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		None
	WITH	10	SHARED DISPOSITIVE POWER

38,138,571
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,138,571
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

51.4%
14.	TYPE OF REPORTING PERSON

IN

Page 7 of 11 Pages

Item 1.                    Security and Issuer:

This statement on Schedule 13D (this “Statement”) relates to the Class A shares of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Issuer”), representing Class A limited liability company interests of the Issuer (the “Class A Shares”).  The principal executive offices of the Issuer are located at 9 West 57th Street, New York, NY 10019.

Item 2.                    Identity and Background:

This statement is filed on behalf of DIC Sahir Limited (“DIC Sahir”), Dubai International Capital LLC (“DIC”), Dubai Holding Investment Group LLC (“DHIG”) Dubai Holding LLC (“Dubai Holding”) and Mohammad Abdullah Ali Al Gergawi (“Mr. Gergawi” and, together with DIC Sahir, DIC, DHIG and Dubai Holding, the “Reporting Persons”).  DIC Sahir is a company organized under the laws of the Cayman Islands. Each of DIC, DHIG and Dubai Holding is a company organized under the laws of Dubai.  DIC Sahir is a subsidiary of DIC, which in turn is a subsidiary of DHIG, which in turn is a subsidiary of Dubai Holding.  DIC Sahir is a company established for the purposes of owning the Class A Shares.  DIC is a company established to focus on international investments. DHIG is a holding company for certain companies within the Dubai Holding group.  Dubai Holding is a holding company for the Dubai Holding group.  A majority of the shares of Dubai Holding are owned by His Highness Sheikh Mohammed bin Rashid Al Maktoum.  Mr. Gergawi is the sole manager of Dubai Holding.  Mr. Gergawi is a citizen of the United Arab Emirates.

The address of the principal business and principal office for  DIC Sahir and DIC is c/o Dubai International Capital LLC,  The Gate, East Wing 13th Floor, DIFC, Sheikh Zayed Road, Dubai, United Arab Emirates.  The address of the principal business and principal office for DHIG, Dubai Holding and Mr. Gergawi  is c/o Dubai Holding LLC, Emirates Towers, Offices, Level 49, P.O. Box 73311, Dubai, United Arab Emirates.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                    Source and Amount of Funds or Other Consideration:

The source of funds for the acquisition of the Class A Shares reported herein were provided through a credit facility between DHIG and Morgan Stanley Bank International Limited concluded on or about November 13, 2007; the proceeds of this credit facility were then made available by DHIG to DIC which in turn contributed the funds to DIC Sahir.  The total purchase price paid by the Reporting Persons for the acquisition was approximately $1.2 billion, as more fully discussed in Item 6 herein.

Item 4.                    Purpose of Transaction:

The Class A Shares were acquired by the Reporting Persons for investment purposes.

Subject to any applicable legal and contractual restrictions on its ability to do so (including the provisions of the Purchase Agreement and the Lockup Agreement referred to in Item 6

Page 8 of 11 Pages

hereto), the Reporting Persons intend to periodically review its investment in the Issuer and, based on a number of factors, including the Reporting Persons’ evaluation of the Issuer’s business prospects and financial condition, the market for the Issuer’s shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire additional securities of the Issuer.

Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  The Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Subject to any applicable legal and contractual restrictions on its ability to do so, the Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.                    Interest in Securities of the Issuer

(a) – (b) According to information filed by the Issuer with the Securities and Exchange Commission in its final prospectus dated November 13, 2007 filed pursuant to Rule 424(b)(4), the current number of Class A Shares outstanding is 74,138,571.  The Reporting Persons may be deemed the beneficial owner of 38,138,571 Shares (approximately 51.4% of the total number of Class A Shares outstanding). As the direct or indirect parent companies of DIC Sahir, DIC, DHIG and Dubai Holding may be deemed to share voting and dispositive power of the Class A Shares beneficially owned by DIC Sahir.  DIC, DHIG and Dubai Holding disclaim beneficial ownership of such Shares for purposes of Section 13(d) of the Act, other than their pecuniary interest therein.  Based on his relationship with DIC Sahir, DIC, DHIG and Dubai Holding, Mr. Gergawi may be deemed to share voting and dispositive power of the Class A Shares beneficially owned by DIC Sahir; Mr. Gergawi disclaims beneficial ownership of such Shares for purposes of Section 13(d) of the Act

(c)            Except for the transactions described in Item 6 hereto, there have been no transactions effected with respect to the Class A Shares during the past sixty (60) days by the Reporting Persons.

(d)            The information set forth in Item 2 is incorporated herein by reference.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Purchase Agreement.  Pursuant to the Securities Purchase and Investment Agreement (the “Purchase Agreement”), dated as of October 29, 2007, among the Issuer, DIC and DIC Sahir, DIC Sahir acquired the Class A Shares currently beneficially owned by the Reporting Owners.  Pursuant to the Purchase Agreement, the Class A Shares purchased pursuant thereto are subject to certain standstill and transfer restrictions. The Class Shares A acquired pursuant to the Purchase Agreement are subject to certain restrictions regarding the acquisition of additional Class A Shares and the transfer of the Class A Shares purchased pursuant to the Purchase Agreement. DIC Sahir, DIC and its controlled affiliates will be restricted in the future from purchasing additional Class A Shares, without the consent of the Issuer. In

Page 9 of 11 Pages

addition, subject to the exceptions described below, DIC Sahir is restricted from transferring any of its Class A shares prior to the fifth anniversary of the initial public offering of the Issuer. DIC Sahir is permitted to transfer Class A Shares to any of its controlled affiliates at any time, and on each of the second, third, fourth and fifth anniversaries of the initial public offering of the Issuer, the transfer restrictions with respect to 25% of the Class A Shares currently beneficially owned by the Reporting Owners will terminate. In addition, until the fifth anniversary of the initial public offering of the Issuer, and subject to certain limitations, if any Existing Partners (as such term is defined in the Purchase Agreement) are permitted to transfer or sell at least 10% of the Class A Shares owned by Mr. Daniel Och (currently the Chief Executive Officer of the Issuer) as of November 19, 2007 or at least 10% of the Class A shares owned by Mr. Och and the other Existing Partners in the aggregate as of November 19, 2007 (in all cases calculated on a cumulative basis), the transfer restrictions applicable to the Class A Shares purchased pursuant to the Purchase Agreement on a pro rata basis to the extent that it would cause there to be an increase in the percentage of the Class A Shares as to which transfer restrictions have lapsed. Also, the transfer restrictions applicable to DIC Sahir (i) will be waived in full in the event that the Issuer is required to make an indemnification payment of at least $100 million under the Purchase Agreement, (ii) may be waived in whole or in part at any time by the Issuer’s Chief Executive Officer and (iii) will not prohibit the pledge of the shares of DIC Sahir or DIC Sahir’s Class A shares as security for a short-term bridge loan.  Furthermore, if any of the Existing Partners, or a group of Existing Partners, proposes to sell at least 50% of the outstanding equity securities of the Issuer (calculated on a fully diluted basis) to a third party prior to the fifth anniversary of the initial public offering of the Issuer, the Existing Partners will have the option to require DIC Sahir or any of its affiliates to sell a pro rata portion of their Class A Shares to such third party on the same terms and conditions as long as all of the Existing Partners participate in such a sale.  The Purchase Agreement is filed as an Exhibit to this Statement.

Registration Rights Agreement.  Pursuant to the Registration Rights Agreement (the “Registration Rights Agreement”), dated as of November 19, 2007, among the Issuer, DIC and DIC Sahir, on and after the second anniversary of the initial public offering of the Issuer, DIC Sahir will have certain “piggyback” registration rights with respect to the Class A Shares purchased pursuant to the Purchase Agreement.  The Registration Rights Agreement is filed as an Exhibit to this Statement.

Lockup Agreement.  Pursuant to the Lockup Agreement, dated as of November 13, 2007, between Goldman Sachs & Co., Lehman Brothers Inc. and DIC Sahir (the “Lockup Agreement”), DIC Sahir has agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of any Class A Shares. The Lockup Agreement is filed as an Exhibit to this Statement.

The foregoing summaries of the Purchase Agreement, the Registration Rights Agreement and the Lockup Agreement are qualified in their entirety by reference to the copies of such agreements filed as exhibits hereto.

Except as disclosed above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.                    Material to be filed as Exhibits.

The Exhibit Index is incorporated herein by reference.

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2007	DIC Sahir Limited

By: /s/ Andrew Wright ---------------------------------
Name: Andrew Wright
Title: Director

Dubai International Capital LLC

By: /s/ Anand Krishnan ---------------------------------
Name: Anand Krishnan
Title: Authorized Signatory

By: /s/ Andrew Wright ---------------------------------
Name: Andrew Wright
Title: Authorized Signatory

Dubai Holding Investment Group LLC

By: /s/ Mohammad Abdullah Ali Al Gergawi ---------------------------------
Name: Mohammad Abdullah Ali Al Gergawi
Title: Executive Chairman

Dubai Holding LLC

By: /s/ Mohammad Abdullah Ali Al Gergawi ---------------------------------
Name: Mohammad Abdullah Ali Al Gergawi
Title: Executive Chairman

/s/ Mohammad Abdullah Ali Al Gergawi
----------------------------------------
Mohammad Abdullah Ali Al Gergawi

Page 11 of 11 Pages

 EXHIBIT INDEX

No.
1.	Joint Filing Agreement, dated as of December 5, 2007
2.
Securities Purchase and Investment Agreement, dated as of October 29, 2007, among the Issuer, DIC and DIC Sahir. (Filed as Exhibit 10.16 to the Issuer’s registration statement on Form S-1 (File No. 333-144256) and incorporated herein by reference.)

3.	Loan Agreement between DHIG and Morgan Stanley Bank International Limited concluded on or about November 13, 2007*
4.	Registration Rights Agreement, dated as of November 19, 2007, among the Issuer and DIC Sahir
5.	Lockup Agreement, dated as of November 13, among Goldman Sachs & Co., Lehman Brothers Inc. and DIC Sahir

* Certain portions of this agreement have been omitted pursuant to an application for confidential treatment filed with the Commission by the Reporting Persons pursuant to Rule 24b-2 under the Exchange Act.